                                                                      EXHIBIT 12

                            VASTAR RESOURCES, INC.
               STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)

                                                             For the six
                                                             months ended
                                                               June 30,
                                                           ----------------
                                                            1999      1998
                                                           ------    ------
                                                         (Millions of dollars,
                                                       except per share amounts)
Income from continuing operations before
income taxes, minority interest and cumulative
 effect of change in accounting principle(1)..........      $34.6     $44.2
Fixed Charges:
 Interest expense charged to income, and portion
  of rentals representative of interest(2)............       43.3      27.1
 Capitalized Interest.................................        0.1       0.0
                                                            -----     -----
Total fixed charges...................................       43.4      27.1
                                                            -----     -----
Earnings (1) + (2)....................................      $78.0     $71.3
                                                            =====     =====
Ratio of earnings to fixed charges....................        1.8       2.6
                                                            =====     =====

The Company has no issuances of preferred stock.